June 8, 2010

Mr. Mark Seremet
President and Chief Executive Officer
Zoo Entertainment, Inc.
3805 Edwards Road, Suite 400
Cincinnati, Ohio 45209

> Re: **Zoo Entertainment, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed on May 20, 2010**
> **File No. 333-163937**
>
> **Form 10-Q/A for the Fiscal Quarter Ended September 30, 2009**
> **Filed on June 4, 2010**
> **File No. 333-124829**

Dear Mr. Seremet:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. For purposes of this comment letter, we refer to the pagination in a marked courtesy copy of your filing that was provided to us by counsel. Unless otherwise noted, all references to prior comments refer to comments appearing in our letter dated May 5, 2010.

Amendment No. 3 to Registration Statement on Form S-1

General

1. We note your response to prior comment 1, in which you state that none of the market data reports which you cite in your prospectus were prepared exclusively for this filing. As requested, please tell us whether any of these reports were prepared for you, exclusively for this filing or otherwise. If so, file as an exhibit to your registration statement a consent of the party who prepared the report, or provide your analysis as to why you think this is not required. Refer to Rule 436 of Regulation C.

2. Please disclose your concurrent underwritten offering on the outside front cover page of the prospectus. Please also ensure that your risk factors section adequately addresses any impact of the concurrent offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

For the Year Ended December 31, 2009 as Compared to the Year Ended December 31, 2008, page 19

3.   We note that you have revised your disclosures in response to our prior comment 3. Specifically, we note that you have revised your average gross prices for 2009 and 2008, which now your average gross price is greater in 2009 than 2008. Please reconcile these revised amounts to your disclosures under gross profit, that "we opted to discontinue certain lower-margin products in the 2009 period through the accelerated sale of such products at lower than normal prices."

Notes to Condensed Consolidated Financial Statements

Note 3. Basis of Presentation and Significant Accounting Policies

Loss Per Share, page F-13

4.   We note your revised disclosures in response to our prior comment 6. Please reconcile the 2,316,140 shares of common stock related to Series A Preferred Stock and 1,980,732 shares of common stock related to Series B Preferred Stock outstanding as of December 31, 2009 disclosed herein to your disclosure on page F-25, that there were 1,389,684 shares of Series A Preferred Stock and 1,188,439 shares of Series B Preferred Stock issued and outstanding as of December 31, 2009.

Fair Value Measurement, page F-13

5.   We have reviewed your revised disclosures in response to our prior comment number 7. We note that your table presents your fair value measurements as of December 31, 2008. Please expand your table to also include your fair value measurements as of December 31, 2009. We also repeat our prior comment to tell us how you have considered ASC 820-10-50-2.c.

Note 9. Credit and Financing Arrangements, Atari Agreement and Other Customer Advances, page F-17

6.   We have reviewed your response to our prior comment 8. Your accounting for these warrants remains unclear to us. You cite that you have followed ASC 470-20-05 to account for these warrants. Tell us how you have considered ASC 470-20-25-19.

Note 11. Notes Payable

Zoo Entertainment Notes, page F-21

7.   We have reviewed your response to our prior comment 10 and note that you indicate that you have revised your disclosures on page F-21 in response to our comment. It does not appear that you have revised your disclosures in response to our comment. Therefore, we repeat our prior comment to expand your disclosure to discuss how you determined your $0.0025 value per share of common stock on November 20, 2009.

Part II. Information Not Required in Prospectus

Item 16. Exhibits and Financial Statements Schedules, page II-5

8.   We note your response to prior comment 14. Tell us how you determined that the consulting agreement with Mr. Brant is not material.

9.   We note that you have added disclosure regarding a license to develop from Apple, but you do not appear to have filed this agreement as an exhibit to your registration statement. Please tell us why you have not filed your agreement with Apple as an exhibit. Refer to Item 601(b)(10) of Regulation S-K.

Form 10-Q/A for the Fiscal Quarter Ended September 30, 2009

Exhibit 31.2

10.   Your certifications may not vary from the language set forth in Item 601(b)(31) of Regulation S-K. In this regard, you have omitted introductory language in paragraph 4 of the certification of your principal financial officer indicating that he bears responsibility for establishing and maintaining internal control over financial reporting. Amend your Form 10-Q to include complete certifications.

        As appropriate, please amend your registration statement in response to these comments. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters. Please address all other questions to me, at (202) 551-3503, or, if you require further assistance, to Mark P. Shuman, Branch Chief–Legal, at (202) 551-3462.

Sincerely,

David L. Orlic
Attorney-Advisor

cc: Via facsimile: (212) 983-3115
        Kenneth R. Koch, Esq.
        Mintz Levin Cohn Ferris Glovsky and Popeo, P.C.